U.S. BANCORP FUND SERVICES, LLC
615 E. Michigan Street
Milwaukee, WI 53202

November 20, 2012

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re:           Kinetics Mutual Funds, Inc.
1933 Act Registration No. 333-78275
1940 Act Registration No. 811-09303

Transmitted herewith on behalf of Kinetics Mutual Funds, Inc. (the “Company”) and its series, The Water Infrastructure Fund (the “Fund”), is a definitive proxy statement in preparation of a special meeting of shareholders of the Fund scheduled for December 21, 2012.  The purpose of this shareholder meeting is:

1.	To approve or disapprove a change to the Fund’s investment objective;

2.	To approve or disapprove a change to one of the Fund’s fundamental investment restrictions regarding concentration of investments; and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Please direct all questions or comments regarding this filing to the undersigned at (312) 325-2037.  I look forward to hearing from you.

Sincerely,

/s/Adam R. Henkel

Adam R. Henkel, Esq.
For U.S. Bancorp Fund Services, LLC